
SEC MAIL PROCESSING
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FEB 2 7 2007
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SEC FILE NUMBER
8-31951- 45583

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Reef Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 N. Central Expwy., Suite 300
(No. and Street)

Richardson	Texas	75080
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Mauceli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reef Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


ADRIENNE Y LARIZ
My Commission Expires
March 31, 2008

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

REEF SECURITIES, INC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2006

REEF SECURITIES, INC

CONTENTS



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Reef Securities, Inc.

We have audited the accompanying statement of financial condition of Reef Securities, Inc. as of December 31, 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reef Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 22, 2007

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

REEF SECURITIES, INC.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$	281,315
Commissions receivable		105,587
Prepaid commissions		51,497
Prepaid income taxes		31,408
Deferred income tax benefit		24,694
	$	494,501

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	92,208
		92,208
Stockholders' equity		
Common stock, 500,000 shares authorized with $1 par value, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		107,027
Retained earnings		294,266
Total stockholders' equity		402,293
	$	494,501

The accompanying notes are an integral part of these financial statements.

REEF SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2006

Revenues	
Commissions	$ 8,813,900
Consulting fees	5,500
Total revenue	8,819,400
Expenses	
Registration fees	97,732
Salaries	762,195
Professional fees	36,667
Commission expense	7,839,441
Payroll taxes	219,550
Other expenses	5,813
Total expenses	8,961,398
Income (loss) before income taxes	(141,998)
Provision (benefit) for income taxes	(44,448)
Net loss	$ (97,550)

The accompanying notes are an integral part of these financial statements.

REEF SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2005	$ 1,000	$ 107,027	$ 391,816	$ 499,843
Net loss	-	-	(97,550)	(97,550)
Balances at December 31, 2006	$ 1,000	$ 107,027	$ 294,266	$ 402,293

The accompanying notes are an integral part of these financial statements.

REEF SECURITIES, INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2006

Balance at December 31, 2005	$	-
Increases		-
Decreases		-
Balance at December 31, 2006	$	-

The accompanying notes are an integral part of these financial statements.

REEF SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities	
Net loss	$ (97,550)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
(Increase) decrease in deferred income tax benefit	(21,270)
Changes in assets and liabilities:	
(Increase) decrease in commission receivable	(105,587)
(Increase) decrease in prepaid commissions	(24,667)
(Increase) decrease in prepaid income taxes	73,760
Increase (decrease) in accounts payable and accrued expenses	57,491
Net cash provided (used) by operating activities	(117,823)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-
Net decrease in cash	(117,823)
Cash at beginning of year	399,138
Cash at end of year	$ 281,315
Supplemental Disclosures	
Noncash investing and financing activities	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

REEF SECURITIES, INC.
Notes to Financial Statements
December 31, 2006

Note 1 - Organization and Significant Accounting Policies

Reef Securities, Inc., (the "Company"), was incorporated on February 18, 1993 in the State of Texas as a direct participation broker-dealer in securities. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company operates under SEC Rule 15c3-3(k)(2)(i).

The Company acts as a selling agent for related companies, Reef Exploration, Inc. and Reef Oil & Gas Partners LLC ("Reef") in the offering and selling of interests in oil and gas development programs. All of the Company's revenue is derived from this single activity.

Under a sales agreement, Reef agreed to provide the Company with office space, office furniture and computers, as well as secretarial help at no cost. In addition, Reef agreed to pay all telephone bills incurred by the Company in conjunction with its performance of services as selling agent for Reef at no cost. Reef also agreed to provide the Company all offering materials to be used in conjunction with the offer and sale of interest in Reef ventures at not cost. Had this agreement not been in place, the operating results and financial position of the Company might have been significantly different from that if the Company were autonomous.

Commissions revenue is recognized as follows:

Prior to the funding of programs reaching certain specified minimum amounts, all proceeds from investors are retained by an escrow agent. Upon minimum funding being achieved, the Company reflects commissions revenue for capital raised through that period.

After the funding of program minimums are met, the Company reflects commissions revenue for capital raised in the period received by the program sponsor.

Commissions expense is reflected when related commissions revenue is earned.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

REEF SECURITIES, INC.
Notes to Financial Statements
December 31, 2006

Note 1 - Organization and Significant Accounting Policies, continued

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between financial and income tax reporting. The deferred tax asset or liability, as applicable, represents the future tax return consequences of those differences, which will either be taxable or deductible when the asset or liability is recovered or settled. When applicable, deferred taxes are recognized for operating losses that are available to offset future taxable income.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital of approximately $191,107 and net capital requirements of $6,147. The Company's ratio of aggregate indebtedness to net capital was .48 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Income Taxes

The benefit for income taxes consists of the following:

Change in management estimate	$ (6,575)
Federal income taxes	48,279
State income taxes	2,744
Total	$ 44,448
Current	$ (1,250)
Deferred	45,698
Total	$ 44,448

Note 4 - Income Taxes, continued

As of December 31, 2006, there was a deferred tax benefit of $24,694 as a result of state income tax loss carryforwards and the timing of deductions for compensation accruals payable to stockholder/employees.

Note 5 - Concentration Risk

At December 31, 2006, and at various times throughout the year, the Company had cash balances in excess of Federally insured limits of $100,000.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2006

Schedule I

REEF SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 402,293
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		402,293
Deductions and/or charges		
Non-allowable assets:		
Commissions receivable	$ 103,587	
Deferred income tax benefit	24,694	
Prepaid commissions	51,497	
Prepaid income taxes	31,408	(211,186)
Net capital before haircuts on securities positions		191,107
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-
Net capital		$ 191,107

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 92,208
Total aggregate indebtedness	$ 92,208

Schedule I (continued)

REEF SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 6,147
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 6,147
Net capital in excess of required minimum	$ 184,960
Excess net capital at 1000%	$ 181,886
Ratio: Aggregate indebtedness to net capital	.48 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

REEF SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended

December 31, 2006



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Reef Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Reef Securities, Inc. (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 22, 2007

END